Exhibit 18.1
Letter Regarding A Change In Accounting Principle
December 29, 2011
Tufco Technologies, Inc.
Green Bay, Wisconsin
We have audited the consolidated financial statements as of September 30, 2011 and 2010, and for the years then ended, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated December 29, 2011. Note 1 to such financial statements describes a change regarding the date of the Company’s annual goodwill impairment assessment from the last day of the fiscal third quarter to the first day of the fiscal fourth quarter. There are no authoritative criteria for determining a preferable measurement date based on the particular circumstances; however, we conclude that such method in the change of accounting is an acceptable alternative method which, based on your business judgment to make this change, is preferable in your circumstances.
/s/ McGladrey & Pullen, LLP